Filed pursuant to Rule 424(b)(3)

Registration No. 333-213268

PROSPECTUS

33,366,740 Shares

Common Stock

The Selling Stockholders named herein (defined below) may use this prospectus in connection with sales of up to 33,366,740 shares of common stock of Golden Minerals Company (“Golden Minerals,” “we,” “us,” or “our”), which includes 27,366,740 shares of common stock that may be sold by Sentient Global Resources Fund IV, L.P. (the “Sentient Selling Stockholder”) and 6,000,000 shares of common stock issuable upon exercise of warrants that may be sold by Anson Investments Master Fund LP, CVI Investments, Inc., Hudson Master Fund Ltd. and Intracoastal Capital LLC (collectively, the “Warrant Holder Selling Stockholders,” and together with the Sentient Selling Stockholder, the “Selling Stockholders”).

The Selling Stockholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters. We will not receive any proceeds from the sale of shares by the Selling Stockholders.

Our common stock is listed on the NYSE MKT LLC (the “NYSE MKT”) under the symbol “AUMN.” On August 19, 2016, the last reported sale price of our common stock on the NYSE MKT was $0.76 per share. Our common stock is also listed on the Toronto Stock Exchange (the “TSX”) under the symbol “AUM”. The closing price for our common stock on August 19, 2016, as quoted on the TSX, was Cdn$0.99.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “RISK FACTORS” on page 6 of this prospectus or incorporated by reference herein in determining whether to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 6, 2016.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements include statements relating to our plans, expectations and assumptions concerning anticipated care and maintenance costs at the Velardeña Properties (as defined in this prospectus); expectations regarding the oxide plant lease including anticipated net cash payments; planned exploration of certain properties in Mexico and other planned exploration activities and the planned costs of exploration; plans and anticipated costs related to our El Quevar project; anticipated 2016 expenditures; expected need for external financing; and statements concerning our financial condition, business strategies and business and legal risks.

We use the words “anticipate,” “continue,” “likely,” “estimate,” “expect,” “may,” “could,” “will,” “project,” “should,” “believe” and similar expressions to identify forward-looking statements. Statements that contain these words discuss our future expectations, contain projections or state other forward-looking information. Although we believe the expectations and assumptions reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations and assumptions will prove to be correct. Our actual results could differ materially from those expressed or implied in these forward-looking statements as a result of the factors described under “RISK FACTORS” in this prospectus and other factors set forth in this prospectus, including:

•                  Higher than anticipated care and maintenance costs at the Velardeña Properties in Mexico or at El Quevar in Argentina;

•                  Lower revenue than anticipated from the oxide lease, which could result from delays or problems at the third party’s mine or at the oxide plant, permitting problems at the third party’s mine or the oxide plant, delays in constructing additional tailings capacity at the oxide plant, earlier than expected termination of the lease or other causes;

•                  Continued decreases or insufficient increases in silver and gold prices;

•                  Whether we are able to raise the necessary capital required to continue our business on terms acceptable to us or at all, and the likely negative effect of continued low silver and gold prices or unfavorable exploration results;

•                  Unfavorable results from exploration at the Santa Maria, Rodeo or other exploration properties and whether we will be able to advance these or other exploration properties;

•                  Risks related to the El Quevar project in Argentina, including whether we will be able to find a joint venture partner to advance the project, the feasibility and economic viability and unexpected costs of maintaining the project;

•                  Variations in the nature, quality and quantity of any mineral deposits that are or may be located at the Velardeña Properties or the Company’s exploration properties, changes in interpretations of geological information, and unfavorable results of metallurgical and other tests;

•                  Whether we will be able to mine and sell minerals successfully or profitably at any of our current properties at current or future silver and gold prices and achieve our objective of becoming a mid-tier mining company;

•                  Potential delays in our exploration activities or other activities to advance properties towards mining resulting from environmental consents or permitting delays or problems, accidents, problems with contractors, disputes under agreements related to exploration properties, unanticipated costs and other unexpected events;

•                  Our ability to retain key management and mining personnel necessary to successfully operate and grow our business;

•                  Economic and political events affecting the market prices for gold, silver, zinc, lead and other minerals that may be found on our exploration properties;

•                  Political and economic instability in Mexico, Argentina, and other countries in which we conduct our business and future actions of any of these governments with respect to nationalization of natural resources or other changes in mining or taxation policies;

•                  Volatility in the market price of our common stock; and

•                  The factors set forth in “RISK FACTORS” on page 6 of this prospectus.

These factors are not intended to represent a complete list of the general or specific factors that could affect us. We may note additional factors elsewhere in this prospectus and in any documents incorporated by reference herein. Many of those factors are beyond our ability to control or predict. You should not unduly rely on any of our forward-looking statements or information. These statements speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements and information attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, such expectations may prove to be materially incorrect due to known and unknown risks and uncertainties.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

CAUTIONARY STATEMENT REGARDING MINERALIZED MATERIAL

“Mineralized material” as used in this prospectus and the documents incorporated by reference herein and therein, although permissible under the SEC’s Industry Guide 7, does not indicate “reserves” by SEC standards. We cannot be certain that any deposits at the Velardeña Properties or at the El Quevar project or any of our other exploration properties will ever be confirmed or converted into SEC Industry Guide 7 compliant “reserves.” Investors are cautioned not to assume that all or any part of the disclosed mineralized material estimates will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

NON-GAAP FINANCIAL MEASURES

In this prospectus, we use the term “cash cost per payable silver ounce, net of by-product credits” which is considered a Non-GAAP financial measure as defined in SEC Regulation S-K Item 10 and applicable Canadian securities law and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, recoveries, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other silver mining companies, but may not be comparable to similarly titled measures in every instance.

“Cash costs per payable silver ounce, after by-product credits,” is a non GAAP financial measure that is widely used in the mining industry. Under GAAP, there is no standardized definition of cash cost per payable silver ounce, after by-product credits, and therefore the Company’s forecasted cash costs may not be comparable to similar measures reported by other companies.

Forecasted cash costs per payable silver ounce, after by-product credits, for the Velardeña Properties were calculated based on the mining plan, and include all forecasted direct and indirect costs associated with the physical activities that would generate concentrate products for sale to customers, including mining to gain access to mineralized materials, mining of mineralized materials and waste, milling, third-party related treatment, refining and transportation costs, on-site administrative costs, and royalties. Forecasted cash costs do not include depreciation, depletion, amortization, exploration expenditures, reclamation and remediation costs, sustaining capital, financing costs, income taxes, or corporate general and administrative costs not directly or indirectly related to the Velardeña Properties. By-product credits include forecasted revenues from gold, lead, and zinc contained in the products sold to customers. Cash costs, after by-product credits, were divided by the quantity of payable silver forecasted to be produced during the period to arrive at cash costs per payable silver ounce, after by-product credits. Cost of sales is the most comparable financial measure, calculated in accordance with GAAP, to cash costs. As compared to cash costs, cost of sales includes adjustments for changes in inventory and excludes net revenue from by-products and third-party related treatment, refining and transportation costs, which are reported as part of revenue in accordance with GAAP.

PROSPECTUS SUMMARY

The following is a summary of the pertinent information regarding this offering. This summary is qualified in its entirety by the more detailed information and financial statements and related notes incorporated by reference into this prospectus.

The Offering

Securities Offered

33,366,740 shares of our common stock compiled of 27,366,740 shares of our common stock offered by the Sentient Selling Stockholder, which shares were acquired in a private placement and 6,000,000 shares of our common stock issuable upon exercise of warrants offered by the Warrant Holder Selling Stockholders, which warrants were acquired in a private placement.

Offering Price	The Selling Stockholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters.

Common Stock Outstanding	88,920,041 shares of common stock, $.01 par value per share, were outstanding as of, August 19, 2016.

Dividend Policy	We do not anticipate paying dividends on our common stock in the foreseeable future.

Use of Proceeds	The common stock offered pursuant to this prospectus is being sold by the Selling Stockholders, and we will not receive any proceeds of the offering.

Our principal offices are located in Golden, Colorado at 350 Indiana Street, Suite 800, Golden, CO 80401, and our registered office is the Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. Our telephone number is (303) 839-5060. We also maintain a mining office at the Velardeña Properties in Mexico and exploration offices in Argentina and Mexico. We maintain a website at www.goldenminerals.com, which contains information about us. Our website and the information contained in and connected to it are not a part of this prospectus.

RISK FACTORS

An investment in the securities offered in this prospectus involves a high degree of risk.

We have historically incurred operating losses and operating cash flow deficits and we expect to incur operating losses and operating cash flow deficits through 2016; our potential profitability in the foreseeable future would depend on our ability to identify, acquire and mine properties to generate sufficient revenues to fund our continuing activities.

We have a history of operating losses and we expect that we will continue to incur operating losses unless and until such time as our Velardeña Properties, our El Quevar project, or another of our exploration properties, which may include the Santa Maria Mine or the Rodeo property, generates sufficient revenue to fund our continuing business activities. In the fourth quarter 2015 we shut down the mines at our Velardeña Properties due to our inability to establish profitability with current mining methods at current prices, and borrowed $5.0 million from the Sentient Selling Stockholder to fund cash deficits. In the second quarter 2016, we issued shares of our common stock and warrants for gross proceeds of $4.0 million. Although we have leased the oxide plant at the Velardeña Properties to a subsidiary of Hecla Mining Company, the cash that we expect will be generated from that lease will be insufficient to fund all of our continuing business activities long term. In addition, the oxide plant lease may terminate sooner or produce less revenue than we anticipate if Hecla experiences mining problems or delays at its nearby mine, if there are disputes between Hecla and us, or for other reasons. There is no assurance that we will develop additional sources of revenue.

In addition, the potential profitability of mining and processing at any of our properties would be based on a number of assumptions. For example, profitability would depend on metal prices, costs of materials and supplies, costs at the mines and processing plants and the amounts and timing of expenditures, including expenditures to maintain our Velardeña Properties and the El Quevar project and to continue exploration at other exploration properties, and potential strategic acquisitions or other transactions, in addition to other factors, many of which are and will be beyond our control. We cannot be certain we will be able to generate sufficient revenue from any source to achieve profitability and eliminate operating cash flow deficits, or to cease to require additional funding.

We may require additional external financing to fund our continuing business activities in the future.

As of June 30, 2016, we had $3.9 million in cash and cash equivalents. With anticipated costs during the remainder of 2016, including costs related to shut down and care and maintenance costs at the Velardeña Properties, exploration expenditures, property holding costs at the El Quevar project, and general and administrative expenses, offset by anticipated revenue from the lease of the oxide plant and the sale of non-strategic exploration properties, we expect that our current cash and cash equivalent balance will be depleted to approximately $3.0 million by the end of 2016.  Even with the anticipated revenue from the oxide lease and potential sale of non-strategic exploration properties in 2016, our cash balance going into 2017 might not be sufficient to provide adequate cash reserves in the event of decreasing metals prices or other factors, including variations from anticipated care and maintenance costs at the Velardeña Properties and costs for continued exploration, project assessment, and development at our other exploration properties, including Santa Maria and Rodeo, requiring us to seek additional funding from equity or debt or from monetization of non-core assets.

We do not have a credit, off-take or other commercial financing arrangement in place that would finance our general and administrative costs and other working capital needs to fund our continuing business activities in the future, and we believe that securing credit for these purposes may be difficult given our limited history and the continuing volatility in global credit and commodity markets. In addition, commercial financing arrangements may not be available on favorable terms or on terms that would not further restrict our flexibility and ongoing ability to meet our cash requirements over a reasonable period of time. Access to public financing has been negatively impacted by the volatility in the credit markets and metals prices, which may affect our ability to obtain equity or debt financing in the future and, if obtained, to do so on favorable terms. We also may not be able to obtain funding by monetizing additional non-core exploration or other assets at an acceptable price. We cannot assure you that we will be able to obtain financing to fund our general and administrative costs and other working capital needs to fund our continuing business activities in the future on favorable terms or at all.

If we commence mining in Mexico, we will likely enter into a collective bargaining agreement with a union that, together with labor and employment regulations, could adversely affect our mining activities and financial condition.

As was the case at our Velardeña Properties, mine employees in Mexico are typically represented by a union, and our relationship with our employees was, and we expect in the future will be, governed by collective bargaining agreements.

Any collective bargaining agreement that we enter into with a union is likely to restrict our mining flexibility in and impose additional costs on our mining activities. In addition, relations between us and our employees in Mexico may be affected by changes in regulations or labor union requirements regarding labor relations that may be introduced by the Mexican authorities or by labor unions. Changes in legislation or in the relationship between us and our employees may have a material adverse effect on our mining activities and financial condition.

We may not mine the Velardeña Properties again.

In mid-November 2015, we shut down the mines and sulfide processing plant at our Velardeña Properties and placed them on care and maintenance. Commencing mining again is subject to numerous risks and uncertainties, including:

•                  whether we are able to create mine plans or gold recovery improvements that can achieve sustainable cash positive results at current and future metals prices;

•                  unexpected events, including difficulties in maintaining the properties on a care and maintenance basis, potential sabotage or damage to the assets related to the suspension of mining, and variations in ore grade and relative amounts, grades and metallurgical characteristics of oxide and sulfide ores;

•                  continued decreases or insufficient increases in gold and silver prices to permit us to achieve sustainable cash positive results;

•                  actual holding and care and maintenance costs resulting from the shutdown exceeding current estimates or including unanticipated costs;

•                  loss of and inability to adequately replace skilled mining and management personnel;

•                  strikes or other labor problems; and

•                  our ability to obtain additional funding for general and administrative costs and other working capital needs to fund our continuing business activities as currently conducted and possibly for a potential restart of our Velardeña Properties.

Based on these risks and uncertainties, there can be no assurance that we will restart mining activities at the Velardeña Properties.

Our ability to successfully conduct mining and processing activities resulting in long-term cash flow and profitability will be affected by changes in prices of silver, gold and other metals.

Our ability to successfully conduct mining and processing activities in Mexico, Argentina or other countries, to establish reserves and advance our exploration properties, and to become profitable in the future, as well as our long-term viability, depend, in large part, on the market prices of silver, gold, zinc, copper and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•                  global or regional consumption patterns;

•                  supply of, and demand for, silver, gold, zinc, lead, copper and other metals;

•                  speculative activities and hedging activities;

•                  expectations for inflation;

•                  political and economic conditions; and

•                  supply of, and demand for, consumables required for extraction and processing of metals.

The declines in silver and gold prices in 2013, 2014 and 2015 have had a significant impact on our mining activities, resulting in shutdowns in 2013 and 2015 of mining at our Velardeña Properties, and could negatively affect mining opportunities at our other properties. Additionally, future weakness in the global economy could increase volatility in metals prices or depress metals prices, which could also affect our mining and processing plans at our Velardeña Properties or make it uneconomic for us to engage in mining or exploration activities. Volatility or sustained price declines may also adversely affect our ability to build or continue our business.

Products processed from our Velardeña Properties or other mines could contain higher than expected contaminants, thereby negatively impacting our financial condition.

In 2015 we processed mined material to make gold and silver bearing lead, zinc and pyrite concentrates. Concentrate treatment charges paid to smelters and refineries include penalties for certain elements, including arsenic and antimony that exceed contract limits. It is possible that our concentrates will contain higher amounts of these elements than we anticipate. This can occur due to unexpected variations in the occurrence of these elements in the material mined, problems that occur during blending of material from various locations in the mine prior to processing and other unanticipated events. In the future, if our concentrates include higher than expected contaminants, we would incur higher treatment expenses and penalty charges, which could increase our costs and negatively impact our business, financial condition and results of operations.

As a result of our business combination with ECU, we have assumed all historical ECU liabilities, some of which are known or which may become known by Golden Minerals.

In September 2011, we completed a business combination with ECU Silver Mining Inc. (“ECU”), which at that time owned the Velardeña Properties. As a result of this transaction, we are subject to the environmental, contractual, tax and other obligations and liabilities of ECU, some of which may be unknown. There can be no assurance that we are aware of all obligations and liabilities related to the historical business of ECU. These liabilities, and other liabilities related to ECU’s business not currently known to us or that prove to be more significant than we currently anticipate, could negatively impact our business, financial condition and results of operations.

The Velardeña Properties, the El Quevar project and our other properties may not contain mineral reserves.

We are considered an exploration stage company under SEC Industry Guide 7, and none of the properties at our Velardeña Properties, the El Quevar project, or any of our other properties have been shown to contain proven or probable mineral reserves. Expenditures made in mining at the Velardeña Properties or the exploration and advancement of our El Quevar project or other properties may not result in positive cash flow or in discoveries of commercially recoverable quantities of ore. Most exploration projects do not result in the discovery of commercially mineable ore deposits, and we cannot assure you that any mineral deposit we identify will qualify as an orebody that can be legally and economically exploited or that any particular level of recovery from discovered mineralization will in fact be realized.

Tetra Tech, Inc. (“Tetra Tech”) completed a technical report on our Velardeña Properties, which indicated the presence of mineralized material, and RungePincockMinarco completed a technical report on our El Quevar property, which indicated the presence of mineralized material. Mineralized material figures based on estimates made by geologists are inherently imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling that may prove to be unreliable or inaccurate. We cannot assure you that these estimates are accurate or that proven and probable mineral reserves will be identified at the Velardeña Properties, El Quevar or any of our other properties. Even if the presence of reserves is established at a project, the economic viability of the project may not justify exploitation. We have spent significant amounts on the evaluation of El Quevar prior to establishing the economic viability of that project.

Estimates of reserves, mineral deposits and mining costs also can be affected by factors such as governmental regulations and requirements, fluctuations in metals prices or costs of essential materials or supplies, environmental factors, unforeseen technical difficulties and unusual or unexpected geological formations. In addition, the grades of ore or material ultimately mined may differ from that indicated by drilling results, sampling, feasibility studies or technical reports. Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining and on the results of operations. Silver, gold or other minerals recovered in small-scale laboratory tests may not be duplicated in large-scale tests under on-site processing conditions.

The Velardeña Properties, the El Quevar project and our other properties are subject to foreign environmental laws and regulations which could materially adversely affect our business.

We have conducted mining activities in Mexico and conduct mineral exploration activities primarily in Mexico. Mexico and Argentina, where our El Quevar project is located, have laws and regulations that control the exploration and mining of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste generation, handling and disposal, the protection of different species of flora and fauna and the preservation of lands. These laws and regulations require us to acquire permits and other authorizations for conducting certain activities. In many countries, there is relatively new comprehensive environmental legislation, and the permitting and authorization process may not be established or predictable. We may not be able to acquire necessary permits or authorizations on a timely basis, if at all. Delays in acquiring any permit or authorization could increase the cost of our projects and could suspend or delay the commencement of extraction and processing of mineralized material.

Our Velardeña Properties are subject to regulation by SEMARNAT, the environmental protection agency of Mexico. In order to permit new facilities at or expand existing facilities, regulations require that an environmental impact statement, known in Mexico as a Manifestación de Impacto Ambiental, be prepared by a third-party contractor for submission to SEMARNAT. Studies required to support the Manifestación de Impacto Ambiental include a detailed analysis of soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Manifestación is then published on SEMARNAT’s web page and in its official gazette in a national and local newspaper. The Manifestación is discussed at various open hearings, including hearings in the local communities, at which third parties may voice their views. We would be required to provide proof of local community support of the Manifestación as a condition to final approval. We may not be able to obtain community support of future projects.

Environmental legislation in Mexico is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. For example, in January 2011, Article 180 of the Mexican Federal General Law of Ecological Balance and Environmental Protection was amended. Among other things, this amendment extended the term during which an individual or entity having a legitimate interest may contest administrative acts, including environmental authorizations, permits or concessions granted, without the need to demonstrate the actual existence of harm to the environment, natural resources, flora, fauna or human health, making it sufficient to argue that harm may be caused. Further, the amendment permits the contesting party to challenge a Manifestación de Impacto Ambiental through a variety of administrative or court procedures. As a result of the amendment, more legal actions supported or sponsored by non-governmental groups interested in halting projects may be filed against companies operating in all industrial sectors, including the mining sector. Mexican operations are also subject to the environmental agreements entered into by Mexico, the United States and Canada in connection with the North American Free Trade Agreement. Further, in August 2011, certain amendments to the Civil Federal Procedures Code of Mexico (“CFPC”) were published in the Official Daily of the Federation. The amendments establish three categories of collective actions by which 30 or more people claiming injury resulting from, among other things, environmental harm, will be deemed to have a sufficient and legitimate interest in seeking, through a civil procedure, restitution, economic compensation or suspension of the activities from which the alleged injury derived. These amendments to the CFPC may result in more litigation by plaintiffs seeking remedies for alleged environmental harms, including suspension of the activities alleged to cause harm. Future changes in environmental regulation in the jurisdictions where the Velardeña Properties are located may adversely affect our business, make our business prohibitively expensive, or prohibit it altogether.

Environmental legislation in many other countries, in addition to Mexico, is evolving in a manner that will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. For example, in September 2010, the Argentine National Congress passed legislation which prohibits mining activity in glacial and surrounding areas. Although we do not currently anticipate that this legislation will impact the El Quevar project, the legislation provides an example of the evolving environmental legislation in the areas in which we operate. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (i) necessitate significant capital outlays, (ii) cause us to delay, terminate or otherwise change our intended activities with respect to one or more projects, or (iii) materially adversely affect our future exploration activities.

The Velardeña Properties and many of our exploration properties are located in historic mining districts where prior owners, including ECU in the case of the Velardeña Properties, may have caused environmental damage that may not be known to us or to the regulators. At the Velardeña Properties and in most other cases, we have not sought complete environmental analyses of our mineral properties. We have not conducted comprehensive reviews of the environmental laws and regulations in every jurisdiction in which we own or control mineral properties. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and mining) is not generally available. To the extent environmental hazards may exist on the properties in which we currently hold interests, or may hold interests in the future, that are unknown to us at present and that have been caused by us, or previous owners or operators, or that may have occurred naturally, and to the extent we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and satisfaction of these liabilities could have a material adverse effect on our financial condition and results of operations. If we are unable to fully fund the cost of remediation of any environmental condition, we may be required to suspend activities or enter into interim compliance measures pending completion of the required remediation.

In addition, U.S. or international legislative or regulatory action to address concerns about climate change and greenhouse gas emissions could negatively impact our business.

Title to the Velardeña Properties and our other properties and rights may be defective or may be challenged.

Our policy is to seek to confirm the validity of our rights to, title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance is not available for our mineral properties, and our ability to ensure that we have obtained secure rights to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Velardeña Properties and our other mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to conduct activities on our properties as permitted or to enforce our rights with respect to our properties, and the title to our mineral properties may also be impacted by state action. We have not conducted surveys of all of the exploration properties in which we hold direct or indirect interests and, therefore, the precise area and location of these exploration properties may be in doubt.

In most of the countries in which we operate, failure to comply with applicable laws and regulations relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners. Any such loss, reduction or imposition of partners could have a material adverse effect on our financial condition, results of operations and prospects.

Under the laws of Mexico, mineral resources belong to the state, and government concessions are required to explore for or exploit mineral reserves. Mineral rights derive from concessions granted, on a discretionary basis, by the Ministry of Economy, pursuant to the Mexican mining law and regulations thereunder. We hold title to the Velardeña Properties and our other properties in Mexico through these government concessions, but there is no assurance that title to the concessions comprising the Velardeña Properties and other properties will not be challenged or impaired. The Velardeña Properties and other properties may be subject to prior unregistered agreements, interests or native land claims, and title may be affected by undetected defects. There could be valid challenges to the title of any of the claims comprising the Velardeña Properties that, if successful, could impair mining with respect to such properties in the future. A defect could result in our losing all or a portion of our right, title, and interest in and to the properties to which the title defect relates.

Our Velardeña Properties mining concessions and our other mining concessions in Mexico may be terminated if our obligations to maintain the concessions in good standing are not satisfied, including obligations to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, to provide information to the Ministry of Economy and to allow inspections by the Ministry of Economy. In addition to termination, failure to make timely concession maintenance payments and otherwise comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in reduction or expropriation of entitlements. Additionally, in 2014, new mining concessions became subject to additional review and approval by the Mexico Ministry of Energy.

Mining concessions in Mexico give exclusive exploration and exploitation rights to the minerals located in the concessions but do not include surface rights to the real property, which requires that we negotiate the necessary agreements with surface landowners. Many of our mining properties are subject to the Mexican ejido system requiring us to contract with the local communities surrounding the properties in order to obtain surface rights to land needed in connection with our mining exploration activities. In connection with our Velardeña Properties, we have contracts with two ejidos to secure surface rights with a total annual cost of approximately $25,000. The first contract is a ten-year contract with the Velardeña ejido, which provides surface rights to certain roads and other infrastructure at the Velardeña Properties through 2021. The second contract is a 25-year contract with the Vista Hermosa ejido signed in March 2013, which provides exploration access and access rights for roads and utilities for our Velardeña Properties. Our inability to maintain and periodically renew or expand these surface rights on favorable terms or otherwise could have a material adverse effect on our business and financial condition.

Mining and processing activities are dependent on the availability of sufficient water supplies to support our mining activities.

Mining and processing at the Velardeña Properties, as at most mines, requires significant amounts of water. At the Velardeña Properties, our ability to have sufficient water is dependent on our ability to maintain our water rights and claims. Water is provided for all of the mines comprising our Velardeña Properties by wells located in the valley adjacent to the Velardeña Properties. We hold title to three wells located near the sulfide plant and hold certificates of registration to three wells located near the oxide plant. We are licensed to pump water from all six wells up to a permitted amount. We are currently only using water from the three wells associated with the oxide plant. We are required to make annual payments to the Mexican government to maintain our rights to these wells. We are required to pay a fine to the Mexican Government each year if we use too much water from a particular well or alternatively if we do not use a minimum amount of water from a particular well. In addition to these fines, the Mexican Government reserves the right to cancel our title to the wells for abuse of these rules.

We currently have a sufficient amount of water for the third party processing activities at the oxide plant. However, if we began processing material from both the sulfide and oxide plants in the future, we may face shortages in our water supply, and therefore will need to obtain water from outside sources at higher costs. The loss of some or all water rights for any of our wells, in whole or in part, or shortages of water to which we have rights would require us to seek water from outside sources at higher costs and could require us to curtail or shut down mining and processing in the future. Laws and regulations may be introduced in the future which could limit our access to sufficient water resources in mining activities, thus adversely affecting our business.

There are significant hazards involved in underground mining and processing activities at our Velardeña Properties, not all of which are fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.

The mining of the underground mines and processing of mined material at our Velardeña Properties, as well as the conduct of our exploration programs that frequently require rehabilitation of and drilling in underground mine workings, are subject to numerous risks and hazards, including, but not limited to, environmental hazards, industrial accidents, encountering unusual or unexpected geological formations, formation pressures, cave-ins, underground fires or floods, power outages, labor disruptions, seismic activity, rock bursts, accidents relating to historical workings, landslides and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, environmental damage, reduced extraction and processing and delays in mining, asset write-downs, monetary losses and possible legal liability. Although we maintain insurance against risks inherent in the conduct of our business in amounts that we consider reasonable, this insurance contains, as in the case of our Velardeña Properties, exclusions and limitations on coverage, and will not cover all potential risks associated with mining and exploration activities, and related liabilities might exceed policy limits. As a result of any or all of the forgoing, particularly if the facilities are older, we could incur significant liabilities and costs that could adversely affect our results of operation and financial condition.

Our Velardeña Properties and most of our exploration properties are located in Mexico and are subject to various levels of political, economic, legal and other risks.

Our Velardeña Properties are located in Mexico, and, as such, are exposed to various levels of political, economic, legal and other risks and uncertainties, including local acts of violence, such as violence from drug cartels; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; acts of political corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Mexico has been subject to political instability, changes and uncertainties, which have resulted in changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico’s status as a developing country may make it more difficult for us to obtain any required funding for our Velardeña Properties or other projects in Mexico in the future.

Our Mexican properties are subject to a variety of governmental regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species, purchase, storage and use of explosives and other matters. Specifically, our activities related to the Velardeña Properties are subject to regulation by SEMARNAT, the Comision Nacional del Agua, which regulates water rights, and Mexican mining laws. Mexican regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards.

Our Velardeña Properties and mineral exploration activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to our mining and exploration activities or the maintenance of our properties. For example, in January 2014, amendments to the Mexico federal corporate income tax law require titleholders of mining concessions to pay annually a 7.5% duty of their mining related profits and a 0.5% duty on revenues obtained from the sale of gold, silver and platinum that were effective March 2015. These additional duties applicable to Mexico mining concession titleholders will have a significant impact on the annual costs applicable to the Velardeña Properties if we have mining related profits or significant revenues in the future.

Changes, if any, in mining or investment policies, changes or increases in the legal rights of indigenous populations or in the difficulty or expense of obtaining rights from them that are necessary for our Velardeña Properties or shifts in political attitude may adversely affect our business and financial condition. Our mining and exploration activities may be affected in varying degrees by government regulations with respect to restrictions on extraction, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Restart of mining or use of both the oxide and sulfide plant may also require us to assure the availability of adequate supplies of water and power, which could be affected by government policy and competing businesses in the area. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our mining and exploration activities and financial condition.

Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration or mining activities at our Velardeña Properties or in respect of any of our other projects in Mexico or with which we become involved in Mexico. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of mining and exploration or material fines, penalties or other liabilities.

Most of our costs are subject to exchange control policies, the effects of inflation and currency fluctuations between the U.S. dollar and the Mexican peso.

Our revenue and external funding are primarily denominated in U.S. dollars. However, mining, processing, maintenance and exploration costs at the Velardeña Properties and most of our exploration properties are denominated principally in Mexican pesos. These costs principally include electricity, labor, water, maintenance, local contractors and fuel. When inflation in Mexico increases without a corresponding devaluation of the Mexican peso, our financial position, results of operations and cash flows could be adversely affected. The annual inflation rate in Mexico was 2.1% in 2015, 4.1% in 2014 and 4.0% in 2013. At the same time, the peso has been subject to significant fluctuation, which may not have been proportionate to the inflation rate and may not be proportionate to the inflation rate in the future. The value of the peso decreased by 17% in 2015, decreased by 13% in 2014 and decreased by 0.6% in 2013. In addition, fluctuations in currency exchange rates may have a significant impact on our financial results. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso’s value will not fluctuate significantly in the future. We cannot assure you that currency fluctuations, inflation and exchange control policies will not have an adverse impact on our financial condition, results of operations, earnings and cash flows.

If we are unable to obtain all of our required governmental permits or obtain property rights on favorable terms or at all, our business could be negatively impacted.

Future mining and current processing at our Velardeña Properties, the continued evaluation of the El Quevar project and other exploration activities will require additional permits from various governmental authorities. Our business is and will continue to be governed by laws and regulations governing mining, exploration, prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, mining royalties and other matters. We may also be required to obtain certain property rights to access or use our properties. Obtaining or renewing licenses and permits, and acquiring property rights, can be complex and time-consuming processes. There can be no assurance that we will be able to acquire all required licenses, permits or property rights on reasonable terms or in a timely manner, or at all, and that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain any licenses, permits or property rights or any required extensions; challenges to the issuance of licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of licenses, permits or property rights; or a failure to comply with the terms of any licenses, permits or property rights that have been obtained could have a material adverse effect on our business by delaying, preventing or making future mining and processing at our Velardeña Properties and other continued processing activities economically unfeasible. U.S. or international legislative or regulatory action to address concerns about climate change and greenhouse gas emissions could also negatively impact our business. While we will continue to monitor and assess any new policies, legislation or regulations regarding such matters, we currently believe that the impact of such legislation on our business will not be significant.

We depend on the services of key executives.

Our business strategy is based on leveraging the experience and skill of our management team. We are dependent on the services of key executives, including Warren Rehn and Robert Vogels. Due to our relatively small size, the loss of any of these persons or our inability to attract and retain additional highly skilled employees may have a material adverse effect on our business and our ability to manage and succeed in our mining and exploration activities.

The exploration of our mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•                  establish mineral reserves through drilling and metallurgical and other testing techniques;

•                  determine metal content and metallurgical recovery processes to process metal from the ore;

•                  determine the feasibility of mine development and production; and

•                  construct, renovate or expand mining and processing facilities.

If we discover a deposit or ore at a property, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of a project may change because of increased costs, lower metal prices or other factors. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or our exploration programs may not result in proven and probable reserves at all or in sufficient quantities to justify developing the El Quevar project or any of our exploration properties.

The decisions about future advancement of exploration projects may be based on feasibility studies, which derive estimates of mineral reserves, operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metal prices and estimates of average cash operating costs based upon, among other things:

•                  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•                  anticipated recovery rates of silver and other metals from the ore;

•                  cash operating costs of comparable facilities and equipment; and

•                  anticipated climatic conditions.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by our studies and estimates.

Lack of infrastructure could forestall or prevent further exploration and advancement.

Exploration activities, as well as any advancement activities, depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors that affect capital and operating costs and the feasibility and economic viability of a project. Unanticipated or higher than expected costs and unusual or infrequent weather phenomena, or government or other interference in the maintenance or provision of such infrastructure, could adversely affect our business, financial condition and results of operations.

Our exploration activities are in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct exploration activities almost exclusively in countries with developing economies, including Argentina and Mexico. These countries and other emerging markets in which we may conduct business have from time to time experienced economic or political instability. We may be materially adversely affected by risks associated with conducting exploration activities in countries with developing economies, including:

•                  political instability and violence;

•                  war and civil disturbance;

•                  acts of terrorism or other criminal activity;

•                  expropriation or nationalization;

•                  changing fiscal, royalty and tax regimes;

•                  fluctuations in currency exchange rates;

•                  high rates of inflation;

•                  uncertain or changing legal requirements respecting the ownership and maintenance of mineral properties, mines and mining activities, and inconsistent or arbitrary application of such legal requirements;

•                  underdeveloped industrial and economic infrastructure;

•                  corruption; and

•                  unenforceability of contractual rights.

Changes in mining or investment policies or shifts in the prevailing political climate in any of the countries in which we conduct exploration activities could adversely affect our business.

We conduct our business in countries that may be adversely affected by changes in the local government’s policies toward or laws governing the mining industry.

We have exploration activities primarily in Mexico and Argentina. In these regions there exist uncertainties regarding future changes in applicable law related to mining and exploration. For instance, in January 2014, amendments to the Mexico federal corporate income tax law require titleholders of mining concessions to pay annually a 7.5% duty of their mining related profits and a 0.5% duty on revenues obtained from the sale of gold, silver and platinum that were effective March 2015. These additional duties applicable to Mexico mining concession titleholders will have a significant impact on the annual costs applicable to the Velardeña Properties if we have mining related profits or significant revenues in the future.

Additionally, effective January 2015, the Argentina National Mining Code was amended, increasing the annual canon payment by approximately four times. In 2014 and 2015, our annual canon fees payable to the Argentine government was $35,000 and $74,000 respectively, and we expect to pay approximately $114,000 in 2016.

Furthermore, as a result of the termination of a bilateral tax treaty among Spain and Argentina (terminated January 2013), certain beneficial tax treatment arising from equity ownership between our Spain and Argentina subsidiaries was eliminated. The Company was assessed and has paid additional equity tax for years 2009 through 2012 but we could be liable for an additional approximately $0.2 million in interest and fines stemming from the failure to timely pay the equity tax for those years.

In addition to the risk of increased transaction costs, we do not maintain political risk insurance to cover losses that we may incur as a result of nationalization, expropriation or similar events in Mexico or Argentina where we explore or have mining and processing activities.

We compete against larger and more experienced companies.

The mining industry is intensely competitive. Many large mining companies are primarily makers of precious or base metals and may become interested in the types of deposits on which we are focused, which include silver, gold and other precious metals deposits or polymetallic deposits containing significant quantities of base metals, including zinc, lead and copper. Many of these companies have greater financial resources, experience and technical capabilities than we do. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced mining professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable mining properties or prospects for mineral exploration in the future.

We are dependent on information technology systems, which are subject to certain risks, including cybersecurity risks and data leakage risks.

We are dependent upon information technology systems in the conduct of our business. Any significant breakdown, invasion, virus, cyber attack, security breach, destruction or interruption of these systems by employees, others with authorized access to our systems, or unauthorized persons could negatively impact our business. To the extent any invasion, cyber attack or security breach results in disruption to our business, loss or disclosure of, or damage to, our data or confidential information, our reputation, business, results of operations and financial condition could be materially adversely affected. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. Although to date we have not experienced any material losses relating to cyber attacks, we may suffer such losses in the future. We may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

The issuance of a significant number of shares of common stock upon the conversion of approximately $5.0 million of the principal and accrued interest under the Sentient Note in February and June 2016 resulted in a change of control of the Company.

As a result of the February and June 2016 loan conversions described under “SELLING STOCKHOLDERS” in this prospectus, Sentient’s ownership increased from approximately 27% to approximately 47% of the Company’s outstanding common stock. The ownership increase to approximately 47% effectively resulted in a change of control of the Company. With this increased ownership, Sentient could exert significant control over the Company, including over the election of directors, changes in the size or the composition of the board of directors, and mergers and other business combinations involving the Company. Through control of the board of directors and increased voting power, including an ability to prevent a quorum at stockholders meetings, Sentient could control certain decisions, including decisions regarding qualification and appointment of officers, operations of the business including acquisition or disposition of our assets or purchases and sales of mining or exploration properties, dividend policy, and access to capital (including borrowing from third-party lenders and the issuance of equity or debt securities).

The existence of a significant number of warrants may have a negative effect on the market price of our common stock.

In connection with our financing in May 2016, we issued five year warrants to acquire 6,000,000 shares of our common stock at $0.75 per share expiring in May 2021. In connection with our financing in September 2014, we issued five year warrants to acquire 4,746,000 shares of our common stock at $1.21 per share expiring in September 2019. In connection with our financing in September 2012, we issued five year warrants to purchase 3,431,649 shares of our common stock at an exercise price of $8.42 per share expiring September 2017. Pursuant to the anti-dilution clauses in the September 2012 and 2014 warrant agreements, the exercise price of the warrants has been adjusted downward as a result of the subsequent issuance of the Company’s common stock in separate transactions, including the May 2016 financing, the September 2014 financing and the conversion of the Sentient Note.  As a result of these transactions, the number of shares of common stock issuable upon exercise of the September 2012 warrants was increased from the original 3,431,649 shares to 6,120,573 shares (2,688,924 share increase) and the exercise price was reduced from the original $8.42 per share to $4.72 per share. The number of shares of common stock issuable upon exercise of the September 2014 warrants was increased from the original 4,746,000 shares to 5,458,377 shares (712,377 share increase) and the exercise price was reduced from the original $1.21 per share to $0.87 per share. The existence of securities available for exercise and resale is referred to as an “overhang,” and, particularly if the warrants are “in the money,” the anticipation of potential sales could exert downward pressure on the market price of our common stock.

Failure to meet the maintenance criteria of the NYSE MKT may result in the delisting of our common stock, which could result in lower trading volumes and liquidity, lower prices of our common shares and make it more difficult for us to raise capital.

Our common stock is listed on the NYSE MKT, and we are subject to its continued listing requirements, including maintaining certain share prices and a minimum amount of shareholders equity. The market price of our common stock has been recently and may continue to be subject to significant fluctuation. If we are unable to comply with the NYSE MKT continued listing requirements, including its trading price requirements, our common stock may be suspended from trading on and/or delisted from the NYSE MKT. Alternatively, in order to avoid delisting by the NYSE MKT, we may be required to effect a reverse split of our common stock. Although we have not been notified of any delisting proceedings, there is no assurance that we will not receive such notice in the future or that we will be able to then comply with NYSE MKT listing standards. The delisting of our common stock from the NYSE MKT may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital.

If our common stock were delisted and determined to be a “penny stock,” a broker-dealer could find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

If our common stock were removed from listing on the NYSE MKT, it may be subject to the so-called “penny stock” rules. The Securities and Exchange Commission (the “SEC”) has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our common stock were delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock on the secondary market. These factors could significantly negatively affect the market price of our common stock and our ability to raise capital.

Our stockholders may suffer additional dilution to their equity and voting interests as a result of future financing transactions.

We could require additional funding to support our business, including for general and administrative costs and other working capital needs to fund our continuing business activities as currently conducted. Because debt financing is difficult to obtain for early stage mining companies, it is likely that we will seek such financing in the equity markets. If we were to engage in any type of equity financing the current ownership interest of our stockholders would be diluted.

THE COMPANY

We are a mining company with the Velardeña and Chicago precious metals mining properties and associated oxide and sulfide processing plants in the State of Durango, Mexico (the “Velardeña Properties”), the El Quevar advanced exploration silver property in the province of Salta, Argentina, and a diversified portfolio of precious metals and other mineral exploration properties located primarily in or near historical precious metals producing regions of Mexico. Our management team is comprised of experienced mining professionals with extensive expertise in mineral exploration, mine construction and development and mine operations. Our principal offices are located in Golden, Colorado at 350 Indiana Street, Suite 800, Golden, CO 80401, and our registered office is the Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. We also maintain an office at the Velardeña Properties in Mexico and exploration offices in Argentina and Mexico.

We are primarily focused on evaluating and searching for mining opportunities in North America (including Mexico) with near term prospects of mining, and particularly for properties within reasonable haulage distances of our Velardeña Properties. The Company is also reviewing strategic opportunities, focusing primarily on development or operating properties in North America, including Mexico. The Company is continuing its exploration efforts on selected properties in its portfolio of approximately 10 exploration properties located primarily in Mexico. It continues to hold its El Quevar advanced exploration property in Argentina on care and maintenance until it can find a partner to further advance the project. We are considered an exploration stage company under SEC criteria since we have not yet demonstrated the existence of proven or probable mineral reserves, as defined by SEC Industry Guide 7, at the Velardeña Properties, or any of our other properties.  Until such time, if ever, that we demonstrate the existence of proven or probable reserves pursuant to SEC Industry Guide 7 we expect to remain as an exploration stage company.

Velardeña Properties

Care and maintenance activities at the Velardeña Properties

Due to continuing net operating losses, we suspended mining and sulfide processing activities at the Velardeña Properties during the first half of November 2015 in order to conserve the future value of the asset. We have placed the mine and sulfide processing plant on care and maintenance to enable a re-start of either the mine or the mill when mining and processing plans and metals prices support a cash positive outlook for the property.  We incurred approximately $1.1 million of costs during the six months ended June 30, 2016 on remaining shutdown expenditures and for care and maintenance activities and we expect to incur approximately $0.3 million in quarterly holding costs going forward while mining and processing remain suspended.

Velardeña Oxide Plant Lease Agreement

In July 2015 a wholly-owned subsidiary of Hecla Mining Company leased our Velardeña oxide plant for an initial term of 18 months beginning July 1, 2015. Hecla may extend the initial 18 month term for six additional months at its option.  We have agreed to permit Hecla at its option to extend the lease for an additional 18 months following the initial six month extension until December 31, 2018 in exchange for constructing, at its own cost, an expansion of the tailings impoundment. It is not known at this time if Hecla will exercise its options to extend the lease. Hecla is responsible for ongoing operation and maintenance of the oxide plant.  During the six months ended June 30, 2016, Hecla processed approximately 62,000 tonnes of material through the oxide plant, resulting in revenues to us of approximately $1.4 million plus fixed fees and net reimbursable costs totaling approximately $1.6 million. Now that Hecla has reached its intended processing throughput of approximately 400 tonnes per day, net cash payments to us, net of reimbursable costs, should total approximately $400,000 per month, including variable and fixed fees, or nearly $5.0 million annually. The Company expects to receive net cash flow under the lease of approximately $4.5 million in 2016.

Santa Maria

We continued exploration work during the second quarter 2016 at the Santa Maria property west of Hildalgo de Parral, Chihuahua, which we have the right to acquire under an option agreement.  We mined approximately 1,500 tonnes of material as a bulk sample.  In total, for the six months ended June 30, 2016 we mined approximately 4,500 tonnes of material with grades of approximately 235 grams per tonne (gpt) silver and 0.7 gpt gold.  We processed the bulk sample through a toll milling facility, generating approximately 100 tonnes of concentrates containing approximately 22,000 ounces of silver and 44 ounces of gold.  The concentrates were sold to a third party for approximately $300,000 during the six month period ended June 30, 2016 consisting of approximately 21,000 payable ounces of silver and 40 payable ounces of gold, which offset exploration costs. We have recently completed an underground drilling program of 2,200 meters in 24 drill holes.  Assay results are partially complete and we expect to evaluate the results and update the resource estimate and, if justified, complete a preliminary economic assessment during the third quarter 2016.

San Luis del Cordero

We commenced a $0.6 million exploration drilling program in the first quarter 2016 at the Santa Rosa vein in the San Luis del Cordero project in Durango State, Mexico.  The 20 hole, 4,600 meter drilling program was completed in June 2016, and we received drill results from that program in July.  Based on our evaluation of those July results, we concluded that further work on this project is not likely to meet our near-term objectives and we plan to terminate the farm-in arrangement for the property in August 2016.

El Quevar

We continue to hold our El Quevar property on care and maintenance until we can find a partner to fund further exploration.

Other Exploration

In June 2016 we began a 2,000 meter core drilling program at the Rodeo property, approximately 80 kilometers west of the Velardeña Properties in Durango Mexico at a cost of $300,000 to $400,000. If our exploration efforts are successful, material from this property could be trucked to the Velardeña oxide plant for processing after the Hecla lease has terminated. We acquired the Rodeo property in 2015.

USE OF PROCEEDS

The proceeds from the sale of common stock that may be offered pursuant to this prospectus will be received directly by the Selling Stockholders, and we will receive no proceeds from the sale of this common stock.

SELLING STOCKHOLDER

Set forth below is information regarding the name of, and number of shares of common stock owned by, the Selling Stockholders.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering(1)
Selling Stockholder(2)	Number	Percent of Class(3)	Shares Offered Hereby	Number		Percent of Class(3)
Sentient Global Resources Fund IV, L.P.(4)	45,706,877	49.13%	27,366,740	18,340,137	(5)	19.71%
Anson Investments Master Fund LP	1,983,304	2.18%	1,500,000	483,304		0.54%
CVI Investments, Inc.	2,496,669	2.73%	1,500,000	996,669		1.11%
Hudson Bay Master Fund Ltd.	1,846,801	2.03%	1,500,000	346,801		0.39%
Intracoastal Capital LLC(6)	1,500,000	1.66%	1,500,000	0		0.00%

(1)                                 Assumes that the Selling Stockholders will sell all of the shares of common stock offered pursuant to this prospectus. We cannot assure you that the Selling Stockholders will sell all or any of these shares.

(2)                                 The Selling Stockholders are not registered broker-dealers. Sentient Global Resource Fund IV, L.P. is defined as the “Sentient Selling Stockholder.” Anson Investments Master Fund LP, CVI Investments, Inc., Hudson Master Fund Ltd. and Intracoastal Capital LLC are defined as the “Warrant Holder Selling Stockholders.” Sentient Selling Stockholder together with the Warrant Holder Selling Stockholders, collectively are the “Selling Stockholders.”

(3)                                 Based on 88,920,041 shares of our common stock outstanding as of August 19, 2016, plus for each holder that holds securities that are currently vested or exercisable or that vest or become exercisable within 60 days of August 19, 2016, such additional securities for that particular holder.

(4)                                 Includes warrants to acquire 4,116,403 shares of our common stock that are currently exercisable as discussed below. This information is based on a Schedule 13D/A-11 filed with the SEC on June 17, 2016 by Sentient Global Resources Fund III, L.P. (“Fund III”), SGRF III Parallel I, L.P. (“Parallel I”), Sentient Executive GP III, Limited (“Sentient Executive III”), Sentient GP III, Limited (“GP III”), Sentient Global Resources Fund IV, L.P. (“Fund IV”), Sentient GP IV, Limited (“GP IV”) and Sentient Executive GP IV, Limited (“Sentient Executive IV”) (Fund III, Parallel I, Sentient Executive III, GP III, Fund IV, GP IV and Sentient Executive IV are collectively referred to in the table as “The Sentient Group”). Fund III and Parallel I are both Cayman Islands limited partnerships and beneficially own 3,582,746 and 357,044 shares of our common stock, respectively. The sole general partner of Fund III and Parallel I is GP III, which is a Cayman Islands limited partnership. The sole general partner of GP III is Sentient Executive III, which is a Cayman Islands exempted company. Fund IV is a Cayman Islands limited partnership and owns (a) 37,650,684 shares of our common stock and (b) warrants to acquire an additional 4,116,403 shares of our common stock. The warrants to acquire 1,216,403 shares of our common stock are exercisable for a five-year period beginning six months from the issue date, which was September 19, 2012. The warrants to acquire 2,900,000 shares of our common stock are exercisable for a five-year period beginning six months from the issue date, which was September 10, 2014. The sole general partner of Fund IV is GP IV, which is a Cayman Islands limited partnership. The sole general partner of GP IV is Sentient Executive IV, which is a Cayman Islands exempted company. Peter Cassidy, Greg Link, Peter Weidmann and Andrew Pullar are the directors of Sentient Executive III and Sentient Executive IV. These directors collectively have voting and dispositive power over the Company’s shares held by The Sentient Group upon the unanimous vote of all such directors. The address of the principal offices of the reporting persons (Fund III, Parallel I, Sentient Executive III, GP III, Fund IV, GP IV and Sentient Executive IV) is: Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands.

(5)                                 1,749,759 shares are registered for resale under our Registration Statement on Form S-3 filed with the SEC on May 21, 2010. 1,190,031 shares are registered for resale under our Registration Statement on Form S-3 filed with the SEC on February 18, 2011. 4,118,150 shares are registered for resale under our Registration Statement on Form S-3 filed with the SEC on March 8, 2012. 2,048,691 shares are registered for resale under our Registration Statement on Form S-3 filed with the SEC on June 28, 2013. 8,700,000 shares are registered for resale under our Registration Statement on Form S-3 filed with the SEC on November 21, 2014.

(6)                                 Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”), each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended , of the securities reported herein that are held by Intracoastal. Mr. Asher, who is a manager of Intracoastal, is also a control person of a broker-dealer. As a result of such common control, Intracoastal may be deemed to be an affiliate of a broker-dealer. Intracoastal acquired the ordinary shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the ordinary shares and warrants described herein, Intracoastal did not have any arrangements or understandings with any person to distribute such securities.

Sentient Shares

On October 27, 2015, the Company borrowed $5.0 million from the Sentient Selling Stockholder or “Sentient”, pursuant to the terms of a Senior Secured Convertible Note (the “Sentient Note”) and a related loan agreement (the “Sentient Loan”), with principal and accrued interest due on October 27, 2016. To comply with security regulations and stock exchange rules in the United States and Canada, the Company received stockholder approval on January 19, 2016 to allow the Sentient Note principal and accrued interest to be converted, solely at Sentient’s option, into shares of the Company’s common stock at a price equal to the lowest of: 1) $0.29, 90 percent of the 15-day volume weighted average price (“VWAP”) for the period immediately preceding the Loan closing date, 2) 90 percent of the 15-day VWAP for the period immediately preceding the loan conversion date, or 3) an anti-dilution adjusted price based on the lowest price for which the Company has sold its stock following the loan closing date. The loan had an interest rate of 9.0% per annum, compounded monthly.

On February 11, 2016, Sentient converted approximately $3.9 million of principal and $0.1 million of accrued interest (representing the total amount of accrued interest at the conversion date) pursuant to the Sentient Note into 23,355,000 shares (the “February Shares”) of the Company’s common stock at an exercise price of approximately $0.17 per share, reflecting 90% of the 15-day VWAP immediately preceding the conversion date (the “February Conversion”). On June 10, 2016, Sentient converted the remaining approximately $1.1 million of principal and approximately $34,000 of accrued interest (representing the total amount of accrued interest at the conversion date) pursuant to the Sentient Note into 4,011,740 shares (the “June Shares” and together with the February Shares, the “Sentient Shares”) of the Company’s common stock at an exercise price of approximately $0.29 per share, equal to 90% of the 15-day VWAP immediately preceding the loan’s original issue date (the “June Conversion” and together with the February Conversion, the “Conversion”). Following the Conversion, the Sentient Note was fully converted, no outstanding balance of principal or interest remained and the Sentient Note was cancelled and returned to the Company. After Conversion, Sentient holds approximately 47% of the Company’s issued and outstanding common stock.

In connection with the February Conversion, the Company entered into a Registration Rights Agreement, dated February 11, 2016 (the “February Registration Rights Agreement”) with Sentient pursuant to which we agreed to register with the SEC the resale of the February Shares.  In connection with the June Conversion, the Company entered into a Registration Rights Agreement, dated June 10, 2016 (the “June Registration Rights Agreement,” and together with the February Registration Rights Agreement, the “Sentient Registration Rights Agreements”), with Sentient pursuant to which we agreed to register with the SEC the resale of the June Shares.

Warrant Shares

On May 2, 2016, the Company entered into a Securities Purchase Agreement with the Warrant Holder Selling Stockholders providing for the issuance and sale by the Company in a registered direct offering (the “2016 Offering”) of 8,000,000 shares of common stock at a price of $0.50 per share, and in a concurrent private placement transaction (the “Private Placement”) the issuance of common stock purchase warrants to purchase up to 6,000,000 shares of common stock at an exercise price of $0.75 per share (the “Warrant Shares”), for aggregate gross proceeds of $4 million. The 2016 Offering and concurrent Private Placement closed on May 6, 2016. In connection with the Private Placement, the Company entered into a Warrant Agreement (the “Warrant Agreement”) with Computershare Trust Company N.A. (the “Warrant Agent”) pursuant to which the warrants were issued and the Warrant Agent agreed to act as registrar and warrant agent for the warrants.

As a result of the foregoing, we have prepared and filed this prospectus for the purpose of any such resale of the Sentient Shares and Warrant Shares by the Sentient Selling Stockholder and Warrant Holder Selling Stockholders, respectively. We cannot estimate the number of shares of common stock that will be held by the Selling Stockholders upon termination of the offering since it is possible that they may not sell any of the shares of common stock covered by this prospectus or may acquire or dispose of shares of our common stock not included in this prospectus. See “PLAN OF

DISTRIBUTION.” We do not know when or whether, or at what price, any or all of these shares may be sold.

PLAN OF DISTRIBUTION

The Sentient Registration Rights Agreements require that we register, under applicable securities laws, the possible resale by the Sentient Selling Stockholder of the 27,366,740 shares of common stock. We are also registering the possible resale of the 6,000,000 shares of common stock issuable upon exercise of warrants by the Warrant Holder Selling Stockholders pursuant to the Warrant Agreement. Therefore, we have prepared and filed this prospectus. However, we do not know when or whether any or all of these shares may be sold. We will receive no proceeds from the sale of shares included in this prospectus. We will pay the registration, filing, listing and printing fees, and our legal and accounting expenses in connection with this offering. We have agreed to maintain the effectiveness of this registration statement until the earlier of (i) the first date on which all of the shares covered by this prospectus are sold pursuant to an effective registration statement registering such securities for resale, or (ii) the first date on which the shares covered by this prospectus may be sold pursuant to Rule 144 without being subject to the volume restrictions set forth in Rule 144(e) under the Securities Act of 1933, as amended (the “Securities Act”).

The Selling Stockholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The Selling Stockholder may effect the distribution of the common stock in one or more of the following methods:

•                  ordinary brokers’ transactions, which may include long or short sales;

•                  transactions involving cross or block trades or otherwise on the open market;

•                  purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;

•                  “at the market” to or through market makers or into an existing market for the common stock;

•                  in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•                  through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

•                  any combination of the above, or by any other legally available means.

In addition, the Selling Stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

We cannot assure you that the Selling Stockholders will sell any or all of the shares of common stock offered by the Selling Stockholders.

In order to comply with the securities laws of certain states, if applicable, the Selling Stockholders will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Selling Stockholders may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available to the Selling Stockholders.

Persons participating in the distribution of our common stock offered by this prospectus may engage in transactions that stabilize the price of the common stock. The anti-manipulation rules of Regulation M under the Exchange Act of 1934 may apply to sales of the common stock in the market and to the activities of the Selling Stockholders.

We have not been advised of any selling arrangement at the date of this prospectus between the Selling Stockholders and any broker-dealer or agent. We will receive no proceeds from the sale of the shares by the Selling Stockholders.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

We are authorized to issue 200,000,000 shares of common stock, par value $0.01 per share. As of August 19, 2016, we had 88,920,041 shares of common stock issued and outstanding.

Dividend Rights

Holders of our common stock will be entitled to receive dividends when, as and if declared by our board, out of funds legally available for their payment, subject to the rights of holders of any preferred stock that we may issue.

Voting Rights

Holders of our common stock are entitled to one vote per share in all matters as to which holders of common stock are entitled to vote. Holders of not less than a majority of all of the shares of the stock entitled to vote at any meeting of stockholders constitute a quorum unless otherwise required by law.

Election of Directors

Our directors are elected by a plurality of the votes cast by the holders of our common stock in a meeting at which a quorum is present. “Plurality” means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting. Our stockholders may vote to remove any director for cause by the affirmative vote of a majority of the voting power of outstanding common stock.

Liquidation

In the event of any liquidation, dissolution or winding up of Golden Minerals, holders of our common stock have the right to receive ratably and equally all of the assets remaining after payment of liabilities and liquidation preferences of any preferred stock then outstanding.

Redemption

Golden Minerals’ common stock is not redeemable or convertible.

Other Provisions

All our outstanding common stock is, and the common stock offered by this prospectus or obtainable upon exercise or conversion of other securities offered hereby, if issued in the manner described in this prospectus and the applicable prospectus supplement, will be, fully paid and non-assessable.

You should read the prospectus supplement relating to any offering of common stock, or of securities convertible, exchangeable or exercisable for common stock, for the terms of the offering, including the number of shares of common stock offered, any initial offering price and market prices relating to the common stock.

This section is a summary and may not describe every aspect of our common stock that may be important to you. We urge you to read applicable Delaware law, our certificate of incorporation and our bylaws, because they, and not this description, define your rights as a holder of our common stock. See “WHERE YOU CAN FIND MORE INFORMATION” for information on how to obtain copies of these documents.

Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation and the Bylaws

Some provisions of Delaware law and our Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Bylaws (the “Bylaws”) could make it more difficult for us to be acquired by means of a tender offer, a proxy contest or otherwise or the removal of our incumbent directors and officers. These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Special Stockholder Meetings

Under our Certificate of Incorporation and Bylaws, special meetings of stockholders may be called only by our board of directors, other than special meetings called solely for the purpose of removing directors, which may be called by requests of the holders of a majority of the outstanding shares of our common stock.

Election and Removal of Directors

Our Certificate of Incorporation and Bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. In addition, our Certificate of Incorporation and Bylaws provide that vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board (except as otherwise required by law or by resolution of the board). Our Certificate of Incorporation and Bylaws provide that directors may be removed only for cause.

Undesignated Preferred Stock

The authorization of undesignated, or “blank check,” preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. See “Advance Notice Requirements for Stockholder Proposals and Director Nominations.”

No Stockholder Action by Written Consent.

Our Certificate of Incorporation and Bylaws do not permit stockholders to act by written consent.

No Cumulative Voting.

Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to the company secretary between the 120th day and the 90th day before the anniversary of the preceding year’s annual meeting. If, however, the date of the meeting is advanced more than 30 days before, or delayed more than 60 days after, the anniversary of the annual meeting, notice must be delivered between the 120th day before the meeting and the later of the 90th day before the meeting or the 10th day after we publicly announce the date of the meeting. Our Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendments to Certificate of Incorporation or Bylaws

The affirmative vote of the holders of at least a majority of our issued and outstanding common stock, voting as a single class, is generally required to amend or repeal our Certificate of Incorporation. The affirmative vote of at least 75% of our outstanding common stock is required to approve amendments to the provisions in our Certificate of Incorporation that establishes the 75% voting threshold for certain transactions. In addition, under the Delaware General Corporation Law, or DGCL, an amendment to our Certificate of Incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Subject to our Bylaws, our board of directors may from time to time make, amend, supplement or repeal our Bylaws by vote of a majority of our board of directors.

LEGAL MATTERS

Davis Graham & Stubbs LLP (“DGS”) of Denver, Colorado has provided its opinion on the validity of the common stock offered by this prospectus.

INTEREST OF NAMED EXPERTS AND COUNSEL

Since May, 2009 until her resignation on December 30, 2015, Deborah Friedman devoted approximately half of her time to serve as the Company’s Senior Vice President, General Counsel and Corporate Secretary and approximately half of her time to her legal practice at Davis Graham & Stubbs LLP (“DGS”) where she is a partner. During 2014 and 2015 the Company paid a monthly flat fee retainer of approximately $15,000 to DGS for approximately one half of Ms. Friedman’s time spent serving as the Company’s Senior Vice President, General Counsel and Corporate Secretary, which DGS subsequently remitted to Ms. Friedman, and the Company paid her customary hourly rate to DGS for any time spent by Ms. Friedman in excess of that threshold. Although she was an executive officer of the Company for Section 16(a) reporting purposes under the Securities Exchange Act of 1934, Ms. Friedman was not employed by the Company. For the years ended December 31, 2015 and 2014 the Company paid approximately $490,000 and $460,000 respectively to DGS for legal services, including the amounts relating to Ms. Friedman described above. The Company has been advised by DGS that these amounts represented a de minimis amount of DGS’s total revenue in each of the two years. At December 31, 2015 and 2014 the Company’s Consolidated Balance Sheets included in accounts payable and other accrued liabilities amounts owed to DGS of approximately $25,000 and $21,000 respectively.

EXPERTS

The consolidated financial statements as of December 31, 2015 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of EKS&H LLLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The estimates of our mineralized material with respect to the Velardeña Properties incorporated by reference in this prospectus have been included in reliance upon the technical report prepared by Tetra Tech. The estimates of our mineralized material with respect to the El Quevar project incorporated by reference in this prospectus have been included in reliance upon the technical report prepared by RungePincockMinarco (formerly Pincock Allen & Holt). You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file and furnish annual, quarterly and current reports and other information, including proxy statements, with the SEC. You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Our SEC filings are also available through the “Investor Relations” section of our website at www.goldenminerals.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

(a)                                 The Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the Commission on February 25, 2016;

(b)                                 The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed with the Commission on April 29, 2016, and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016, as filed with the Commission on August 11, 2016;

(c)                                  The Company’s Current Reports on Form 8-K as filed with the Commission on January 20, 2016, February 18, 2016, May 6, 2016, May 20, 2016, June 14, 2016 and August 5, 2016; and

(d)                                 The description of the Company’s common stock contained in our registration statement on Form 8-A filed February 5, 2010 with the Commission under Section 12(b) of the Exchange Act (File No. 001-13627), including any subsequent amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement of which this prospectus is a part (including prior to the effectiveness of the registration statement) and prior to the termination of the offering. Any statement in a document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such statement.

Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 or corresponding information furnished under Item 9.01 or related exhibits of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to:

Golden Minerals Company

350 Indiana Street, Suite 800

Golden, Colorado 80401

Attention: Secretary

Telephone: (303) 839-5060

Except as provided above, no other information, including information on our internet site, is incorporated by reference in this prospectus.